Prospectus Supplement No. 2	Rule 424(b)(7)
(to Prospectus dated June 14, 2013)	File No. 333-189369

OPKO Health, Inc.

$175,000,000 3.00% Convertible Senior Notes due 2033

24,759,473 shares of Common Stock

This prospectus supplement No. 2 supplements and amends the prospectus dated June 14, 2013 as supplemented by the prospectus supplement No. 1 dated July 17, 2013, relating to the resale from time to time by the selling securityholders named in the prospectus as supplemented by prospectus supplement No. 1 and in this prospectus supplement of up to $175,000,000 aggregate principal amount of our 3.00% Convertible Senior Notes due 2033 and the 24,759,473 shares of our common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus and prospectus supplement No. 1, except to the extent that the information in this prospectus supplement supersedes or supplements any information contained in the prospectus and prospectus supplement No. 1.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 5 of the prospectus, as well as the risk factors that are incorporated by reference in the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 2 is September 18, 2013

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the caption “Selling Securityholders” is amended in its entirety with respect to certain selling securityholders by replacing the information included in the prospectus regarding such selling securityholders identified in the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the table below.

The information set forth below is based solely on information provided, on or before September 17, 2013, by or on behalf of the selling securityholders with respect to the beneficial ownership, voting and dispositive control of the notes and common stock issuable upon conversion of the notes. Information concerning the selling securityholders may change from time to time. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible under the prospectus (as amended and supplemented hereby). Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us the information regarding their notes.

Revised Information Regarding Selling Securityholders

				Principal Amount of Notes and Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Common Stock Beneficially Owned(2)	Common Stock Offered (1)(2)	Number	Percent
Highbridge International LLC(3)	5,000,000	707,413	707,413	0	*
Pine River Deerwood Fund Ltd.(4)(5)	650,000	91,963	91,963	0	*
Pine River Fixed Income Master Fund Ltd.(6)(7)	5,850,000	827,673	827,673	0	*
Pine River Master Fund Ltd.(8)(9)	8,500,000	1,202,602	1,202,602	0	*

*	Less than one percent.

Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(1)	Assumes offer and sale of all notes and shares of common stock issuable upon conversion of the notes, although selling securityholders are not obligated to sell any notes or shares of common stock. The percentages reflected are based on 403,613,945 shares outstanding as of September 10, 2013.
(2)	The number of shares of common stock issuable upon conversion of the notes is calculated assuming the conversion of the full amount of notes held by such holder is at the initial conversion rate of 141.4827 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	The selling securityholder is managed by Highbridge Capital Management, LLC which is owned by JP Morgan Chase and Co. The selling securityholder may enter into hedging transactions in the ordinary course of its business of investing and trading securities. In connection with sales of the shares of common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling securityholder may also sell shares of common stock short and deliver shares of common stock covered by the registration statement to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling securityholder acknowledges that it is aware of the position of the SEC Staff set forth in Section 239.10 of the Compliance and Disclosure Interpretations relating to the Securities Act.
(4)	The securities are owned directly by Pine River Deerwood Fund Ltd., for which Pine River Capital Management L.P. is the Investment Manager. Mr. Brian Taylor is the sole member of Pine River Capital Management LLC, an entity which is the general partner of Pine River Capital Management L.P.
(5)	Pine River Deerwood Fund Ltd. has not currently engaged in any hedging transactions related to the notes, but reserves the right to buy or sell the notes or any other security as it deems beneficial in compliance with applicable laws in connection with the performance of its fiduciary duties to its investors.
(6)	The securities are owned directly by Pine River Fixed Income Master Fund Ltd., for which Pine River Capital Management L.P. is the Investment Manager. Mr. Taylor is the sole member of Pine River Capital Management LLC, an entity which is the general partner of Pine River Capital Management L.P.
(7)	Pine River Fixed Income Master Fund Ltd. has not currently engaged in any hedging transactions related to the notes, but reserves the right to buy or sell the notes or any other security as it deems beneficial in compliance with applicable laws in connection with the performance of its fiduciary duties to its investors.
(8)	The securities are owned directly by Pine River Master Fund Ltd., for which Pine River Capital Management L.P. is the Investment Manager. Mr. Taylor is the sole member of Pine River Capital Management LLC, an entity which is the general partner of Pine River Capital Management L.P.
(9)	Pine River Master Fund Ltd. has not currently engaged in any hedging transactions related to the notes, but reserves the right to buy or sell the notes or any other security as it deems beneficial in compliance with applicable laws in connection with the performance of its fiduciary duties to its investors.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us, our predecessors or affiliates, within the past three years.